Exhibit 99.6

DEED OF TERMINATION

THIS DEED is made on                     , 2026

BETWEEN

(1)

Ming Shing Group Holdings Limited, a company incorporated in the Cayman Islands with its registered address at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands; and

(2)

Winning Mission Group Limited, a business company incorporated in the British Virgin Islands with its registered address at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, VG1110, British Virgin Islands

(collectively referred to as the “Parties” and individually as a “Party”)

WHEREAS:

(A)

Reference is made to the bitcoin purchase agreement dated August 20, 2025, for the purchase of 4,250 Bitcoins (the “Agreement”). Unless otherwise stated herein, terms defined in the Agreement shall have the same meanings when used herein.

(B)	The Parties agree to terminate the Agreement subject to the terms of this Deed.

NOW THIS DEED WITNESSES AND IT IS HEREBY AGREED:

1.	INTERPRETATION

1.1	References herein to Recitals and Clauses are references to recitals and clauses respectively in this Deed unless the context requires otherwise

1.2	The headings are inserted for convenience only and shall not affect the construction of this Deed.

1.3	Unless the context requires otherwise, words importing the singular include the plural and vice versa and words importing a gender include every gender.

2.	TERMINATION AND EFFECT

2.1	The Parties hereby terminate the Agreement with immediate effect upon which the Agreement shall become null and void and without any further effect. Each Parties shall release and discharge the other Party of its obligations under the Agreement.

3.	GENERAL PROVISIONS

3.1	Costs: Each party shall bear its own costs and expenses of and incidental to this Deed and the transactions contemplated therein.

3.2	Further Assurance: Each Party agrees to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as may be necessary or reasonably desirable to implement and/or give effect to this Deed and the transactions contemplated by it.

3.3	Entire Agreement: This Deed (together with any document described in or expressed to be entered into in connection with this Deed) constitutes the entire agreement between the Parties in relation to the transaction(s) referred to it or in them and supersedes any previous agreement between the Parties in relation to such transaction(s). It is agreed that:

(A) no Party has entered into this Deed in reliance upon any representation, warranty or undertaking of any other Party which is not expressly set out or referred to in this Deed; and

(B) except for any breach of an express representation or warranty under this Deed, no Party shall have any claim or remedy under this Deed in respect of misrepresentation or untrue statement made by any other Party, whether negligent or otherwise, and whether made prior to or after this Deed, PROVIDED THAT this Clause shall not exclude liability for fraudulent misrepresentation.

3.4	Remedies are Cumulative: Any right, power or remedy expressly conferred upon any Party under this Deed shall be in addition to, not exclusive of, and without prejudice to all rights, powers and remedies which would, in the absence of express provision, be available to it; and may be exercised as often as such Party considers appropriate.

3.5	Waivers: No failure, relaxation, forbearance, indulgence or delay of any Party in exercising any right or remedy provided by law or under this Deed shall affect the ability of that Party subsequently to exercise such right or remedy or to pursue any other rights or remedies, nor shall such failure or delay constitute a waiver or variation of that or any other right or remedy. No single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.

3.6	Severability: The Parties intend that the provisions of this Deed shall be enforced to the fullest extent permissible under the laws applied in each jurisdiction in which enforcement is sought. If any particular provision or part of this Deed shall be held to be invalid or unenforceable, then such provision shall (so far as invalid or unenforceable) be given no effect and shall be deemed not to be included in this Deed but without invalidating any of the remaining provisions of this Deed. The Parties shall use all reasonable endeavours to replace the invalid or unenforceable provisions by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

3.7	Variation: No variation of any of the terms of this Deed (or of any document described in or expressed to be entered into in connection with this Deed) shall be effective unless such variation is made in writing and signed by or on behalf of each of the Parties. The expression “variation” shall include any variation, supplement, deletion or replacement however effected.

3.8	Counterparts: This Deed may be executed in any number of counterparts all of which, taken together, shall constitute one and the same agreement. Any Party may enter into this Deed by executing any such counterpart.

3.9	Legal Relationship: The Parties are independent principals and no Party is nor shall hold itself out as the agent or partner of another, and no Party shall have any authority to bind or incur any liability on behalf of any other Party.

3.10	Punctual Performance: Any time, date or period mentioned in any Clause in this Deed may be varied by mutual agreement between the Parties, made in writing and signed by or on behalf of each of the Parties, but, as regards any time, date or period originally fixed and not so varied, or any time, date or period so varied, as aforesaid, time shall be of the essence of this Deed.

4.	GOVERNING LAW AND JURISDICTION

4.1	Governing Law: This Deed (together with all documents referred to in it) shall be governed by and construed and take effect in accordance with the laws of Hong Kong.

4.2	Jurisdiction: With respect to any question, dispute, suit, action or proceedings arising out of or in connection with this Deed (the “Proceedings”), each Party irrevocably:

(A)	submits to the exclusive jurisdiction of the courts of Hong Kong; and

(B)	waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim for any inconveniences as a result of such Proceedings having been brought in any such court and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such Party.

4.3	Other Jurisdictions: Nothing in this Deed precludes either Party from bringing Proceedings in any other jurisdiction nor will the bringing of Proceedings in any one or more jurisdictions preclude the bringing of Proceedings in any other jurisdiction.

[Signing page to follow]

EXECUTION PAGE

IN WITNESS whereof, the Parties have duly executed this Deed the day and year first above written

EXECUTED and DELIVERED	)
as a DEED under the COMMON SEAL of	)
MING SHING GROUP HOLDINGS	)
LIMITED	)
and SIGNED by its director(s))
in the presence of:	)

EXECUTED and DELIVERED	)
as a DEED under the COMMON SEAL of	)
Winning Mission Group Limited	)
and SIGNED by its director(s))
in the presence of:	)